Exhibit 99.2

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the December 31, 2017 Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the offering of common shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and/or units of the Company by way of base shelf prospectus dated October 10, 2017. These ratios are based on the Company’s consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the year ended December 31, 2017
(times)

Net earnings available for all interest bearing financial liabilities (1)	7.5 x

Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities (2)	8.8 x

(1)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities. Net earnings includes a non-cash revaluation gain of $2.6 billion.

(2)

Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt, and before unrealized (gains) and losses on risk management activities; divided by interest on short-term borrowings and long-term debt. Net earnings includes a non-cash revaluation gain of $2.6 billion.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.